Exhibit 99.16

FIRST COBALT CORP.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE-AND-ACCESS NOTIFICATION

You are receiving this notification because First Cobalt Corp. (the “Company”) has decided to use “notice-and- access” for delivery of proxy solicitation materials to its shareholders for its annual general and special meeting of shareholders (the “Meeting”) to be held on Thursday, December 2, 2021. Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the management information circular of the Company dated October 22, 2021 (the “Circular”), as well as the annual audited financial statements and the management’s discussion and analysis (collectively, the “Meeting Materials”), shareholders receive this notice with information on how they may access the Meeting Materials electronically through a website and under the Company’s SEDAR profile. This process directly benefits the Company through a substantial reduction in both postage and material costs and also helps the environment through a decrease in paper documents that are ultimately discarded. Under notice-and-access, proxy-related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the Meeting Materials can be requested at any time during this period.

Due to ongoing concerns regarding the spread of COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Company encourages shareholders to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting Materials. Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting virtually by following the instructions below. Registered shareholders and duly appointed proxyholders will not be able to vote at the Meeting through the general public dial in and webcast link provided below. Non -registered shareholders who have not duly appointed themselves and not completed the pre-registration steps will be able to attend the Meeting virtually as guests, but guests will not be able to vote or ask questions at the Meeting. We encourage participants to dial in 5-10 minutes prior to the scheduled start time and ask to join the Meeting.

You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares (as defined below) at the close of business on the record date of October 8, 2021.

MEETING DATE, TIME AND LOCATION:

Date:	Thursday, December 2, 2021

Time:	10:00 a.m. (Toronto time)

General Public Dial-In:	North America Toll Free	1-800-319-4610
	International Toll	1-604-638-5340

Webcast:	http://services.choruscall.ca/links/firstcobalt20211202.html

In order to vote and/or ask questions during the Meeting, registered shareholders and duly-appointed proxyholders must pre- register using the link below no later than 10:00 a.m. (Toronto time) on Tuesday, November 30, 2021. If the Meeting is postponed or adjourned, the pre-registration deadline will be extended to 10:00 a.m. (Toronto time), two (2) full business days before any adjourned or postponed Meeting for which the pre-registration is intended.

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNu mber=10016745&linkSecurityString=1307494af7

Upon registration at the link above, registered shareholders and duly appointed proxyholders will be provided a separate phone number and a unique PIN for registration purposes at the Meeting. Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting virtually using the separate phone number and a unique PIN.

THE FOLLOWING MATTERS, ALL AS MORE PARTICULARLY DESCRIBED IN THE CIRCULAR, WILL BE REVIEWED AND VOTED ON AT THE MEETING:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2020, together with the report of the Auditors thereon;

2.	To appoint KPMG LLP as the auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor;

3.	To fix the number of directors of the Company for the ensuing year at five (5);

4.	To elect directors of the Company for the ensuing year;

5.	To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the Company’s articles to change the name of the Company to a name to be determined by the board of directors of the Company (the “Board”) in its sole discretion (the “Name Change”) and as more particularly described in the accompanying Circular;

6.	To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the Company’s articles to complete a consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-Consolidation Common Share for between ten (10) and eighteen (18) pre-Consolidation Common Shares, as determined by the Board in its sole discretion and as more particularly described in the accompanying Circular;

7.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the 2021 LTIP, as more particularly described in the accompanying Circular; and

8.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

For detailed information regarding each of the above items of business, please refer to Part 2 of the Circular titled “Business of the Meeting”.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING. It is important that your Common Shares be represented at this Meeting to ensure a quorum is present. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Circular and in the accompanying proxy or voting instruction form.

WEBSITES WHERE MEETING MATERIALS ARE POSTED:

The proxy-related materials for the Meeting may be viewed online at www.sedar.com under the Company’s profile, or at the following internet address: https://www.firstcobalt.com/investors/meeting-materials/.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

If you wish to receive a paper copy of the Meeting Materials or have questions about notice-and-access for the current Meeting, please call the Company’s transfer agent, AST Trust Company, at 1-888-433 -6443 or by email at fulfilment@astfinancial .com. In order to receive a paper copy of the Meeting Materials in time to vote before the Meeting, your request should be received at least five (5) business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form. If you do request the Meeting Materials, please note that another proxy or voting instruction form will not be sent to you; please retain your current one enclosed for voting purposes. To obtain paper copies of the materials after the date of the Meeting, please contact the Company by: (i) mail to 401 Bay Street – 6th Floor, Toronto, Ontario, M5H 2Y4; or (ii) e-mail to info@firstcobalt.com.

The Company will not use the procedure known as “stratification” in relation to the use of notice-and- access provisions. Stratification occurs when a reporting issuer using the notice-and-access provisions provides a paper copy of the Circular to certain shareholders with the notice package.

HOW TO VOTE YOUR COMMON SHARES:

Please follow the instructions accompanying the proxy or voting instruction form you received, and kindly ensure that you return your proxy no later than 10:00 a.m. (Toronto time) on Tuesday, November 30, 2021.

YOU CANNOT VOTE BY RETURNING THIS NOTICE

Registered shareholders can vote in person as noted above and by proxy in one of the following ways:

Internet

Go to www.astvotemyproxy.com and follow the instructions on screen. You will need your control number, which appears below your name and address on the proxy form.

Fax and Email

Complete both sides of the proxy form, sign and date it and fax both sides to First Cobalt’s transfer agent, AST Trust Company (Canada), Attention: Proxy Department, to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

Mail

Complete, sign and date the proxy form and return it in the envelope provided, or send it to: AST Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

Non-registered shareholders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope well in advance of the proxy deposit date noted on your voting instruction form.

Shareholders with questions about notice-and-access generally can call toll-free at 1-888-433-6443. Terms used but not otherwise defined herein have the meanings ascribed thereto in the Circular.

Dated at Toronto, Ontario, on October 22, 2021.

On Behalf of the Board of Directors

“Trent Mell”

Trent Mell

President, Chief Executive Officer and Director